UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[ X ] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2000

OR

[ ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Brown, Inc.

Employees' Savings Plan And Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown & Brown, Inc.

220 South Ridgewood Avenue

Daytona Beach, Florida 32115

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

CONTENTS

Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF

DECEMBER 31, 2000 AND 1999 2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR

BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000 3

NOTES TO FINANCIAL STATEMENTS 4-8

SUPPLEMENTAL SCHEDULE:

SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF

DECEMBER 31, 2000 9-11

SIGNATURE 12

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 13

Report of Independent Certified Public Accountants

To the Trustees of the Brown & Brown, Inc.

Employees' Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees' Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The  supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tampa, Florida,

June 5, 2001

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999

CASH	$ 290,383	$ 137,244

INVESTMENTS:
Participant directed, at fair value-
Money market fund	664,162	608,488
Common/collective trust funds	36,223,781	36,752,693
Employer common stock	23,461,125	12,139,034
Participant loans	1,846,122	1,675,674
Participant directed, at contract value-
Pooled separate account	5,030,623	5,570,092
Self-directed investments, at fair value-
Personal choice retirement account	399,093	571,211
Total investments	67,624,906	57,317,192

RECEIVABLES:
Participants' contributions	114,952	-
Employer's contributions	1,071,834	1,029,914
Total receivables	1,186,786	1,029,914

NET ASSETS AVAILABLE FOR BENEFITS	$69,102,075	$58,484,350

The accompanying notes are an integral part of these statements.

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
Interest and dividends	$ 464,527
Dividends on employer common stock	170,130
Net realized and unrealized appreciation in fair value of investments	6,964,480
Participant contributions	5,489,535
Employer contributions	2,512,753
Total additions	15,601,425

DEDUCTIONS:
Benefits paid to participants	6,099,229
Administrative expenses	9,225
Total deductions	6,108,454

NET INCREASE BEFORE TRANSFER OF ASSETS	9,492,971

TRANSFER OF ASSETS	1,124,754

NET INCREASE AFTER TRANSFER OF ASSETS	10,617,725

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	58,484,350

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$69,102,075

The accompanying notes are an integral part of this statement.

  PLAN DESCRIPTION

  General

  The Brown & Brown, Inc. Employees' Savings Plan and Trust (the Plan), established effective January 1, 1985, and, as amended and restated effective January 1, 1997, is a defined contribution plan under which substantially all employees who are at least age 18 and who have completed 30 continuous days of service are eligible to participate. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Benefits Paid

  Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service, and are based on the balance in the participant's account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan.

  Administration

  The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee), which has been appointed by the Board of Directors (the Board) of the Employer. Information about the plan agreement, such as provisions for allocations to participants' accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available from the Committee. Diversified Investment Advisors, Inc. (Diversified) has been appointed as the recordkeeper of the Plan, and Investors Bank and Trust Company of Boston, Massachusetts (the Trustee), has been appointed as the trustee of the Plan.

  Administrative Expenses

  All investment-related expenses for the years ended December 31, 2000 and 1999 were charged against plan earnings. Substantially all other expenses were paid by the Employer.

  Contributions

  Participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions to the Plan of 100 percent of each contributing participant's deferred contribution, but no more than 2.5 percent of each participant's salary. The

  BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

  NOTES TO FINANCIAL STATEMENTS

  DECEMBER 31, 2000 AND 1999 (CONTINUED)

  Plan permits the Board of the Employer to authorize optional contributions allocated to participants based on salary. During the year ended December 31, 2000, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all participants.

  Vesting

  Participants employed prior to October 1, 1996, are 100 percent vested in their entire account balance at all times. Participants employed on or after October 1, 1996, are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer matching contributions and optional contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

1	20%
2	40%
3	60%
4	80%
5 or more	100%

  Plan Termination

  Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

  USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Basis of Accounting

  The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

  BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

  NOTES TO FINANCIAL STATEMENTS

  DECEMBER 31, 2000 AND 1999 (CONTINUED)

  Valuation of Investments

  Diversified Investments -- The fair value of the participation units in Diversified investments (excluding the Diversified Stable Five Fund) is based on the quoted redemption value of the units from Diversified on the last business day of the year.

  Employer Common Stock -- This investment consists of the Employer's common stock, which is valued at the last reported sale price as reported on the New York Stock Exchange.

  Diversified Stable Five Fund -- As of December 31, 2000 and 1999, the contract value of this fund approximated its fair value.

  Charles Schwab & Co. Personal Choice Retirement Account (see Note 3) -- As of December 31, 2000 and 1999, the fair value of the stocks, bonds and mutual funds held in the participant's account are based on quoted market prices of the investments held.

  The fair value of individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999, are summarized as follows:
	2000	1999

Employer common stock	$23,461,125	$12,139,034
Diversified Stock Index Fund	6,948,878	6,398,977
Diversified Balanced Fund	6,088,101	7,796,604
Diversified Value and Income Fund	5,840,094	-
Diversified Special Equity Fund	5,363,389	5,318,499
Diversified Stable Five Fund	5,030,623	5,570,092
Diversified Equity Value Fund	-	7,245,445

  During the year ended December 31, 2000, the Plan's investments (depreciated) appreciated in fair value as follows:
Amount

Common/collective trust funds	$ (2,981,112)
Employer Common Stock	10,070,093
Personal choice retirement account:
Mutual funds	(3,602)
Common stock	(120,899)
Net realized and unrealized appreciation in fair value of investments	$ 6,964,480

  BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

  NOTES TO FINANCIAL STATEMENTS

  DECEMBER 31, 2000 AND 1999 (CONTINUED)

  INVESTMENT PROGRAMS

  Fund Options

  As of December 31, 2000, contributions to the Plan are invested in one or more of 17 separate investment fund options at the direction of each participant. The fund options are: (1) Diversified Stock Index Fund; (2) Diversified Balanced Fund; (3) Diversified Value and Income Fund; (4) Diversified Special Equity Fund; (5) Diversified Aggressive Equity Fund; (6) Diversified Growth and Income Fund; (7) Diversified Equity Growth Fund; (8) Diversified International Equity Fund; (9) Diversified Government/ Corporate Bond Fund; (10) Diversified Quality Bond Fund; (11) Diversified High Yield Bond Fund; (12) Diversified Intermediate/Long Horizon Fund; (13) Diversified Intermediate Horizon Fund; (14) Diversified Short Horizon Fund; (15) Employer common stock; (16) Diversified Stable Five Fund; and (17) Diversified Money Market Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct their money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

  In the accompanying statements of net assets available for benefits as of December 31, 2000 and 1999, certain investments are aggregated for presentation purposes. The Diversified Stock Index Fund, Diversified Balanced Fund, Diversified Value and Income Fund, Diversified Special Equity Fund, Diversified Aggressive Equity Fund, Diversified Growth and Income Fund, Diversified Equity Growth Fund, Diversified International Equity Fund, Diversified Government/Corporate Bond Fund, Diversified Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate/Long Horizon Fund, Diversified Intermediate Horizon Fund and Diversified Short Horizon Fund are aggregated into the Common/Collective Trust Funds in the accompanying statements of net assets available for benefits. The remaining options are shown individually in the accompanying statements of net assets available for benefits. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

  Diversified Stable Five Fund

  Diversified manages a guaranteed pooled separate account of AUSA Life Insurance Company called the Stable Five Fund. The crediting interest rate is effective for a twelve-month interest crediting period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the years ended December 31, 2000 and 1999, was 6.40 percent and 6.15 percent, respectively. The average yield for this Diversified account for the years ended December 31, 2000 and 1999, was 6.40 percent and 6.90 percent, respectively.

  BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

  NOTES TO FINANCIAL STATEMENTS

  DECEMBER 31, 2000 AND 1999 (CONTINUED)

  Investment Income and Expenses

  Each participant's account shall be allocated the investment income and expenses of each fund based on the value of each participant's account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

  Participant Loans

  A participant may, with the approval of the Committee, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable monthly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved.

  Transfer of Assets

  During the plan year, assets from the Boulton Agency, Inc. Employee Stock Ownership Plan and the Signature Insurance Group, Inc. 401(k) Plan were transferred into the Plan.

  PARTY-IN-INTEREST TRANSACTIONS

  All of the Plan's Diversified investments are managed by the recordkeeper, a party-in-interest.

  FEDERAL INCOME TAX STATUS

  The Plan obtained its latest determination letter on February 26, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  SUPPLEMENTAL SCHEDULE

The following supplemental schedule of assets held for investment is included as a required schedule under ERISA.

SCHEDULE

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2000

Identity and Description of Issues	Fair Value

Participant directed:
Money market-
Diversified Money Market Fund*	$ 664,162
Common/collective trusts-
Diversified Stock Index Fund*	6,948,878
Diversified Balanced Fund*	6,088,101
Diversified Value and Income Fund*	5,840,094
Diversified Special Equity Fund*	5,363,389
Diversified Aggressive Equity Fund*	2,978,294
Diversified Growth and Income Fund*	2,847,739
Diversified Equity Growth Fund*	2,599,995
Diversified International Equity Fund*	1,839,861
Diversified Government/Corporate Bond Fund*	711,217
Diversified Quality Bond Fund*	587,718
Diversified High Yield Bond Fund*	307,125
Diversified Intermediate/Long Horizon Fund*	73,641
Diversified Intermediate Horizon Fund*	36,063
Diversified Short Horizon Fund*	1,666
Total common/collective trusts	36,223,781
Employer common stock	23,461,125
Participant loans (bearing interest at rates ranging between 7 percent and 10.5 percent, maturing over periods generally up to five years)	1,846,122
Pooled separate account-
Diversified Stable Five Fund - Pooled Account of the AUSA Life Insurance Company, Inc.*	5,030,623

Self-directed:
Personal choice retirement account-
Money market fund-
Schwab Money Market Fund	38,958

Mutual fund-
Monument Internet Fund	2,115

SCHEDULE

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2000
Identity and Description of Issues	Fair Value

Personal choice retirement account (continued)-
Corporate common stocks-
AT&T Corporation	339
AOL Time Warner Inc.	15,173
American International Group, Inc.	22,268
Applied Micro Circuits Corporation	24,165
Ballard Power Systems, Inc.	1,579
Broadcom Corporation	3,780
Brocade Communication Systems Inc.	10,466
Check Point Software Technologies Ltd.	18,699
Cisco Systems, Inc.	2,295
Comverse Technology, Inc.	10,862
Concord EFS, Inc.	6,678
Dell Computer Corporation	401
Digital River Inc.	1,544
Elantec Semiconductor, Inc.	4,051
Exodus Communications, Inc.	800
General Electric Company	10,849
Group 1 Software Inc.	9,394
Harris Corporation	125
IDEC Pharmaceuticals Corporation	6,256
Imaging Diagnostic Systems, Inc.	241
Imatron Inc.	1,375
Intel Corporation	3,969
International Business Machines Corporation	8,853
JDS Uniphase Corporation	9,338
Juniper Networks, Inc.	7,185
Macrovision Corporation	8,524
MedImmune, Inc.	10,014
Mercury Interactive Corporation	14,440
Microsoft Corporation	3,470
Motorola, Inc.	14,175
Nabors Industries, Inc.	11,830
Network Appliance, Inc.	19,000
Newport Corporation	6,132
Nokia Corporation	6,090
PMC-Sierra, Inc.	8,256
Paychex, Inc.	5,592
Plexus Corp.	5,227

SCHEDULE

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2000

Identity and Description of Issues	Fair Value

Personal choice retirement account (continued)-
Corporate common stocks (continued)-
Plug Power Inc.	367
Priceline.com Incorporated	131
Rheometric Scientific, Inc.	1,631
Rowan Companies, Inc.	10,800
Siebel Systems, Inc.	9,468
Sprint Corporation	5,993
Sun Microsystems, Inc.	10,927
Tollgrade Communications, Inc.	3,285
Transwitch Corporation	8,216
UNUM Corporation	5,321
Veritas Software Corporation	7,875
Yahoo! Inc.	571
Total personal choice retirement account	399,093
Total investments	$67,624,906

*Managed by the recordkeeper, a party-in-interest (Note 4).

The preceding notes are an integral part of this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.

EMPLOYEES' SAVINGS PLAN AND TRUST

By: BROWN & BROWN, INC.

Date: June 28, 2001 By: /S/ THOMAS M. DONEGAN, JR.

Thomas M. Donegan, Jr.

Vice President

Consent of Independent Certified Public Accountants

As independent certified public accountants, we hereby consent to the incorporation by reference of our report, dated June 5, 2001, included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8, File  No. 33-1900, dated November 27, 1985, as amended by Post-Effective Amendment No. 1, dated December 2, 1992.

/S/ ARTHUR ANDERSEN LLP

Tampa, Florida,

June 25, 2001

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